Exhibit 99.1

CLPS Incorporation Announces Closing of $10.5 Million Firm
Commitment Initial Public Offering

Shanghai, China, May 29, 2018 /Globe Newswire/ -- CLPS Incorporation (the "Company" or Nasdaq: CLPS), a global leading information technology consulting and solutions service provider focusing on the banking, insurance and financial sectors in China and globally, today announced the closing of a U.S. underwritten initial public offering (“IPO”) of 2,000,000 common shares at a price to the public of $5.25 per share. The Company’s shares began trading on The Nasdaq Capital Market on May 24, 2018.

The Company received aggregate gross proceeds of approximately $10.5 million from this offering, before deducting underwriting discounts, commissions and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 300,000 common shares at the public offering price, less underwriting discounts and commissions.

Proceeds from the offering will be used for global expansion, R&D, talent development and working capital and general corporate purposes.

The Benchmark Company, LLC acted as the book running manager and Cuttone & Co., LLC acted as co-manager for this offering.

Schiff Hardin LLP acted as US legal counsel to the Company; Hunter Taubman Fischer & Li LLC acted as legal counsel to the underwriters in connection with this offering.

A registration statement on Form F-1 relating to this offering was filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC as of May 23, 2018. The offering of these securities was made only by means of a prospectus, forming a part of the registration statement. The registration statement on Form F-1 and the final prospectus relating to this offering are available on the SEC’s website at www.sec.gov. Copies of the final prospectus relating to this offering may be obtained from The Benchmark Company, LLC by calling 212-312-6700 or prospectus@benchmarkcompany.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company's securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company's securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About CLPS Incorporation

Headquartered in Shanghai, China, CLPS Incorporation (the "Company") (Nasdaq: CLPS) is a global leading information technology (“IT”), consulting and solutions service provider focusing on the banking, insurance and financial sectors. The Company has served as an IT solutions provider to a growing network of clients in the global financial industry, including large financial institutions in the US, Europe, Australia and Hong Kong and their PRC-based IT centers. The Company maintains eleven delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Chengdu, Guangzhou and Shenzhen. The remaining four global centers are located in Hong Kong, Taiwan, Singapore and Australia. For further information regarding the Company, please visit: http://ir.clpsglobal.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s closing of the IPO and the trading of the Company’s shares on NASDAQ. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

In China:

CLPS Incorporation

Tian van Acken

Phone: +86-158-0198-4357

Chief Financial Officer
Email: ir@clpsglobal.com

In the United States:

Ascent Investor Relations LLC

Nicolas Palar

Phone: +1-646-932-7202

Email: npalar@ascent-ir.com

Tina Xiao

Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com